UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐  No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

This Form 6-K consists of a press release of Intelsat, Ltd. dated February 19, 2003, reporting Intelsat, Ltd.’s results for the year and the three-month period ended December 31, 2002.

Date: 19 February 2003
Release Number: 2003 — 08

Intelsat Reports Year-End 2002 Results
Company Posts 29th Consecutive Year of Profitability

Hamilton, Bermuda, February 19, 2003 — Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the fourth quarter and full-year ended December 31, 2002.

For the year ended December 31, 2002, Intelsat reported revenues of $992.0 million, and net income of $274.1 million. The company reported EBITDA as adjusted, or earnings before interest, other income, taxes, depreciation and amortization (EBITDA) of $713.6 million or 72 percent of revenue. Excluding $34.4 million in contract termination expenses, EBITDA was $748.0 million or 75 percent of revenue.

2002 Achievements

Given the difficult telecommunications environment that persisted throughout the year, full-year 2002 financial results declined as compared to full-year 2001. During the year, management substantially completed its transition to a fully privatized entity by executing on a business plan that built additional service capabilities and enhanced Intelsat’s competitive position. Specific achievements include:

•	Taking advantage of distressed telecom asset values, built a global network of teleports, points-of-presence, and fiber connections that complements Intelsat’s global satellite system, and introduced GlobalConnexsm Solutions services on this hybrid infrastructure;
•	Established direct U.S. sales to end users through the November 2002 acquisition of COMSAT Corporation’s World Systems business unit, increasing Intelsat’s customer base to over 500 customers;
•	Completed the build out of a global sales and marketing organization, now comprising offices in 13 key markets around the world, and added key resources to increase focus on the broadcasting market segment;
•	Concluded its first SEC registered debt offering, and secured $600 million in long-term financing, further bolstering the company’s strong balance sheet and financial position;
•	Completed a reduction in force of 12 percent of staff, to streamline operations in response to market and industry conditions; and
•	Successfully placed the Intelsat 903, 904, 905, and 906 satellites into orbit, followed by the successful launch of the Intelsat 907 satellite on February 15, 2003, completing the Intelsat IX series launch program, and continuing Intelsat’s legacy of engineering and operational excellence.

“In 2002, Intelsat confronted significant marketplace obstacles. This posed a challenge to meeting our financial goals, but the company still delivered its 29th consecutive year of profitability,” said Conny Kullman, chief executive officer of Intelsat. “Our three-year, $2.3 billion satellite fleet renewal program is nearing its end, and our global satellite fleet now enjoys an average remaining life of 11.0 years—one of the youngest and most technically advanced in the industry. With reduced capital expense requirements going forward, we enter 2003 with a $4.0 billion backlog, and a truly global platform in terms of customer base, network reach and breadth of services. While near-term market conditions are expected to remain difficult, Intelsat maintains a strong balance sheet and a highly profitable business model that enable the company to execute fully on its business strategies and position it to generate growth as market conditions improve.”

Focused Strategy Will Expand Services to Key Segments

Intelsat is pursuing a four-part strategy designed to build on the company’s global satellite services leadership and to position the company for future growth and profitability:

•	Sustain its leading position in the core voice and data business by leveraging Intelsat’s new global hybrid infrastructure to meet the emerging needs of existing customers and to address requirements in new market segments, including wireless and emerging carriers;

•	Focus resources and technology to capture market share in the video and government customer segments;

•	Invest selectively in related segments of the satellite industry that are expected to experience high growth over the long term, such as broadband access and direct-to-home (DTH) television platforms; and

•	Seek strategic transactions that would enhance Intelsat’s service mix or geographic coverage.

Intelsat continued to sustain its core voice and data business in 2002. An example of this strategy is Intelsat’s previously announced agreement to provide Vodacom International with transmission services linking more than 20 base stations in Africa to enable Vodacom to expand its mobile services in the region.

In focusing its resources to capture market share in the video segment, the company looks to build upon its growing base including the eight DTH platforms and 350 channels broadcast by the Intelsat system today. Intelsat recently announced Occasional Video Solutions, state-of-the-art network facilities that combine sophisticated value-added video services with Intelsat’s hybrid ground and satellite system, targeting broadcasters who require local connectivity on a global scale.

In discussion of the other elements of Intelsat’s strategy, CEO Kullman commented, “Our recently announced planned investments in North American broadband services company WildBlue Communications, Inc., and DTH television provider Galaxy Satellite Broadcasting Limited in Hong Kong, are examples of our strategy to make modest investments in fixed satellite services-related businesses that we believe represent the best growth opportunities in the industry. We see these investments, which may also include organic growth initiatives, as keeping Intelsat at the forefront of important innovations that will drive demand for satellite services in the future. Lastly, we continue to believe that consolidation is inevitable in our industry. As one of the largest and most financially sound satellite services providers, Intelsat has the size, scale and resources to evaluate and pursue the opportunities that make optimal strategic and financial sense.”

Financial Results for the Three Months Ended December 31, 2002

Telecommunications revenue for the three months ended December 31, 2002 decreased $19.1 million, or 7 percent, to $240.1 million from $259.2 million for the three months ended December 31, 2001. The decline was primarily attributable to lower revenue from channel and carrier based services, reflecting the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, a reduction in the capacity requirements of our customers due to the general economic downturn and the optimization of their own networks, and a reduction in the amount of capacity held in inventory by distributors for future sale. Contributing to the overall decline in revenue was a decrease in revenue from lease services, due to a reduction in the level of services provided to two key customers.

Total operating expenses increased $55.7 million, or 39 percent to $199.0 million, for the three months ended December 31, 2002 from $143.3 million for the three months ended December 31, 2001. The increase was due primarily to a non-recurring charge of $34.4 million for terminating our order for the Intelsat 10-01 satellite, a $13.5 million increase in direct costs of revenue that was attributable, in part, to an increase in in-orbit insurance expense, and an increase in depreciation and amortization of $10.3 million, due largely to depreciation associated with the Intelsat IX series spacecraft launched in 2002.

EBITDA, as adjusted, decreased by $64.6 million, or 32 percent, to $136.0 million for the three months ended December 31, 2002, from $200.6 million for the same period in 2001. The decrease is due to lower revenue and higher operating expenses during the period in 2002, as compared to the same period in 2001, as discussed above.

For the three months ended December 31, 2002, net income decreased by $68.3 million, or 68 percent, to $31.5 million from $99.8 million for the three months ended December 31, 2001. The decrease during the period was due principally to lower revenue and higher total operating expenses recorded during the fourth quarter of 2002, as compared to the same period in 2001, as discussed above. Also contributing to the decrease in net income during the period was an increase in interest expense of $15.4 million, however this was offset by a $15.6 million decrease in the provision for income taxes and a $6.4 million increase in other income during the period in 2002, as compared to the same period in 2001.

Financial Results for the Year-Ended December 31, 2002

Telecommunications revenue decreased $92.0 million, or 8 percent, to $992.0 million for the year ended December 31, 2002 from $1,084.0 million for the year ended December 31, 2001. The decline was primarily attributable to lower revenue from channel and carrier based services, reflecting the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, a reduction in the capacity requirements of our customers due to the general economic downturn and the optimization of their own networks, and a reduction in the amount of capacity held in inventory by distributors for future sale. Contributing to the overall decline in revenue was a decrease in revenue from lease services, due to the non-renewal of several video services leases and a reduction in the level of services provided to Teleglobe Inc. and Worldcom.

From a geographic perspective, the percentage of revenue recognized from each of the regions served by Intelsat was relatively consistent in 2002 as compared to revenue recognized in these regions in 2001.

Intelsat’s on going operating expenses include, among others, direct costs of revenue and selling, general and administrative expenses. These operating expenses have increased substantially in recent years. The increases reflect the change in operating and legal structure from an intergovernmental organization with certain privileges and immunities to a private company with expanded market opportunities and new tax and other obligations. For example, Intelsat has been required to develop staff capabilities in areas such as sales and marketing, legal, and tax and has had increased payroll taxes as a result of its change in status. Another example would be in-orbit insurance, which we did not purchase prior to our privatization. Period to period comparisons of operating expenses in 2002 to 2001 reflect increased expenses as a result of the privatization which occurred in July 2001.

Total operating expenses increased $60.8 million, or 10 percent, to $639.7 million for the year ended December 31, 2002, from $578.9 million for the year ended December 31, 2001. This was principally due to an increase in selling, general and administrative expenses of $25.5 million, resulting primarily from increases in the provision for uncollectible accounts, professional fees, and marketing and promotional activities; an increase in depreciation and amortization of $20.9 million, due largely to depreciation associated with the Intelsat IX series spacecraft launched in 2002; and an increase in direct costs of revenue of $15.4 million that was largely attributable to an increase in in-orbit insurance expense.

EBITDA, as adjusted, decreased $131.9 million, or 16 percent, to $713.6 million for the year ended December 31, 2002 from $845.5 million for the same period in 2001. This decrease is due to lower revenue coupled with higher operating expenses, as discussed above.

Net income decreased $224.8 million, or 45 percent, to $274.1 million for the year ended December 31, 2002 from $499.0 million for the year ended December 31, 2001. The reduction in net income during the period was due principally to lower revenue and higher total operating expenses recorded, as compared to the same period in 2001, as described above. Also contributing to the decrease during the period was an increase in interest expense of $42.0 million and an increase in the provision for taxes of $27.7 million, as compared to the same period in 2001.

Net cash provided by operating activities less payments for satellites and other property and equipment and associated capitalized interest, or free cash flow, for the year ended December 31, 2002 was $41.2 million. Total company backlog was $4.0 billion at December 31, 2002, reflecting approximately $500 million in downward adjustments due to the acquisition of COMSAT World Systems, the termination of certain service orders by Teleglobe Inc., and the elimination of backlog associated with services from a Brazilian customer experiencing financial difficulties.

Intelsat chief financial officer Joseph Corbett commented, “In 2002, Intelsat was able to further solidify its capital structure, completing a successful 10-year, $600 million debt offering and putting into place a three-year, $500 million revolving credit facility. Intelsat is positioned to generate strong cash flows in 2003 and beyond, which should provide the company with good liquidity and further strengthen our financial position, qualities which we believe are important to our shareholders and the financial markets.”

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 8:00 am EST on March 14, 2003 to discuss the company’s fourth quarter and year-end 2002 financial. Access to the live conference call will be available via the Internet at the Intelsat web site: www.intelsat.com. A telephone bridge has been established to accommodate Intelsat’s shareholders and the investment community. United States-based participants should call 1 (888) 515-2235. Non-U.S. participants should call +1 719-457-2601. Participants will have access to a replay of the conference call beginning at 19:00 EST March 14, 2003 through March 21, 2003. The replay number for U.S.-based participants is 1 (888) 203-1112 and for non-U.S. participants is +1 719-457-0820.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 26 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Note: The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” with regard to forward-looking statements so long as such information is identified as forward looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in today’s call, the words “plan,” “expect,” “intend,” “outlook,” “believe,” “forecast” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in today’s call reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. Known risks include, but are not limited to, insufficient market demand for the services offered by us; the quality and price of services offered by our competitors; the risk of delay in implementing our business strategy; our access to sufficient capital to meet our operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; general economic conditions; and a change in the health of our satellites or a catastrophic loss occurring during the launch or in-orbit operations of any of our satellites. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made today with caution. In addition, please note that we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

INTELSAT

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	December 31,

	2001	2002
	(US$ in thousands, except
	share and per share amounts)

Telecommunications revenue	$259,194	$240,091

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	19,887	33,401
Selling, general and administrative	31,062	30,800
Depreciation and amortization	84,678	94,957
Privatization initiative	340	—
Intelsat 10-01 contract termination costs	—	34,358
Restructuring costs	7,300	5,522

Total operating expenses	143,267	199,038

Income from operations	115,927	41,053
Interest expense	(4,860)	(20,302)
Other income	1,082	7,458

Income before income taxes	112,149	28,209
Provision for income taxes	12,315	(3,243)

Net income	$99,834	$31,452

Basic and diluted net income per ordinary share	$0.60	$0.20

Basic and diluted weighted average ordinary shares outstanding	166,666,755	160,382,120

INTELSAT

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2002
	(US$ in thousands, except
	share and per share amounts)

Telecommunications revenue	$1,084,009	$991,956

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	101,985	117,405
Selling, general and administrative	95,600	121,077
Depreciation and amortization	340,449	361,322
Privatization initiative	33,576	—
Intelsat 10-01 contract termination costs	—	34,358
Restructuring costs	7,300	5,522

Total operating expenses	578,910	639,684

Income from operations	505,099	352,272
Interest expense	(13,050)	(55,053)
Other income	12,293	9,942

Income before income taxes	504,342	307,161
Provision for income taxes	5,359	33,021

Net income	$498,983	$274,140

Basic and diluted net income per ordinary share	$2.99	$1.66

Basic and diluted weighted average ordinary shares outstanding	166,666,755	164,893,283

INTELSAT, LTD.
EBITDA, AS ADJUSTED
RECONCILIATION OF NET INCOME TO
EBITDA, AS
ADJUSTED
(US DOLLARS IN THOUSANDS)

	For the Three Months Ended December 31,
	2001	2002

Net income	$99,834	$31,452
Add:
Interest expense	4,860	20,302

Provision for (benefit from) income taxes	12,315	(3,243)
Depreciation and amortization	84,678	94,957

Subtract: Other income	(1,082)	(7,458)

EBITDA, as adjusted	$200,605	$136,010

	For the Year Ended December 31,
	2001	2002

Net income	$498,983	$274,140
Add:
Interest expense	13,050	55,053
Provision for income taxes	5,359	33,021
Depreciation and amortization	340,449	361,322

Subtract: Other income	(12,293)	(9,942)

EBITDA, as adjusted	$845,548	$713,594

Note:

EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. The company believes that EBITDA provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures among otherwise comparable companies. Additionally, EBITDA is a widely accepted measure of performance in the fixed satellite services sector. EBITDA should not be considered as an alternative to operating or net income as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of cash flows, in each case as determined in accordance with generally accepted accounting principles, or as a measure of liquidity.

INTELSAT

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2001	2002

	(US$ in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,699	$9,466
Receivables, net of allowance of $28,100 as of December 31, 2002	265,188	265,781

Total current assets	267,887	275,247

Satellites and other property and equipment, net	3,237,660	3,478,055
Goodwill and other intangible assets	—	84,261
Deferred income taxes	30,587	34,939
Other assets	40,001	92,930

Total assets	$3,576,135	$3,965,432

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$—	$43,978
Accounts payable and accrued liabilities	223,147	219,344
Deferred satellite performance incentives	15,962	19,459
Deferred revenue	15,374	18,252
Capital lease obligation	5,798	6,618

Total current liabilities	260,281	307,651

Long-term debt, net of current portion	1,157,897	1,257,870
Deferred satellite performance incentives, net of current portion	84,455	125,161
Deferred revenue, net of current portion	9,301	8,052
Due to Teleglobe Inc.	—	19,780
Accrued retirement benefits	68,375	96,684

Total liabilities	1,580,309	1,815,198

Commitments and contingencies

Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	193,940	468,080
Accumulated other comprehensive loss – minimum pension liability, net of tax benefit of $8,610	—	(12,914)
Ordinary shares purchased by subsidiary, 6,284,635 shares as of December 31, 2002	—	(106,818)

Total shareholders’ equity	1,995,826	2,150,234

Total liabilities and shareholders’ equity	$3,576,135	$3,965,432

INTELSAT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2002

	(US$ in thousands)

Cash flows from operating activities:
Net income	$498,983	$274,140
Adjustments for non-cash items:
Depreciation and amortization	340,449	361,322
Intelsat 10-01 contract termination costs	—	34,358
Provision for doubtful accounts	—	9,472
Foreign currency transaction loss	—	4,113
Deferred income taxes	(30,587)	4,257
Amortization of bond discount and issuance costs	—	658
Decrease in amount due to Teleglobe Inc.	—	(6,080)
Changes in operating assets and liabilities	47,543	(24,255)

Net cash provided by operating activities	856,388	657,985

Cash flows from investing activities:
Payments for satellites and other property and equipment	(663,671)	(616,806)
Payments for asset acquisitions	—	(61,416)

Net cash used in investing activities	(663,671)	(678,222)

Cash flows from financing activities:
Distributions to shareholders	(425,000)	—
Repayment of long-term debt	—	(200,000)
Proceeds from (repayments of) commercial paper borrowings, net	293,534	(266,144)
Proceeds from bond issuance	—	595,788
Bond issuance costs	—	(7,621)
Payments to shareholders	(34,509)	(5,170)
Purchase of ordinary shares by subsidiary	—	(65,000)
Principal payments on deferred satellite performance incentives	(21,275)	(15,271)
Principal payments on capital lease obligation	(3,911)	(5,078)

Net cash provided by (used in) financing activities	(191,161)	31,504

Effect of exchange rate changes on cash	—	(4,500)
Net increase in cash and cash equivalents	1,556	6,767
Cash and cash equivalents, beginning of year	1,143	2,699

Cash and cash equivalents, end of year	$2,699	$9,466

Supplemental cash flow information:
Interest paid, net of amount capitalized	$9,569	$40,560
Income taxes paid	$15,125	$25,902

FREE CASH FLOW
RECONCILIATION OF FREE CASH FLOW TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
DECEMBER 31, 2002
(US DOLLARS IN THOUSANDS)

Net cash provided by operating activities	$657,985

Payments for satellites and other property and equipment	(616,806)

Free cash flow	$41,179

Note:

Free cash flow is not presented as an alternative measure of cash flow as determined in accordance with accounting principles generally accepted in the United States of America. Free cash flow as presented herein may not be comparable to similarly titled measures reported by other companies.

Note:

The accompanying financial statements include the accounts of the International Telecommunications Satellite Organization “INTELSAT”, referred to as the IGO, prior to the privatization on July 18, 2001 and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries subsequent to privatization. The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Conny Kullman
Conny Kullman
Chief Executive Officer

Date: February 20, 2003